UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*
                 -------------------------------
                         INTRENET, INC.
                        (Name of Issuer)

                 Common Stock, without par value
                 (Title of Class of Securities)

                            461190100
                         (CUSIP Number)
                --------------------------------
                        Paul A. Biddelman
                      Hanseatic Corporation
                   450 Park Avenue, Suite 2302
                    New York, New York 10022
                         (212) 832-3038
(Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                 -------------------------------

                        December 2, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

                             ------

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  461190100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     2,753,923

8    SHARED VOTING POWER

     --

9    SOLE DISPOSITIVE POWER

     2,753,923

10   SHARED DISPOSITIVE POWER

     --

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
     PERSON

     2,753,923

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

     --

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.3% (see footnote 1)

14    TYPE OF REPORTING PERSON*

      CO

-----------------
(1) Based upon an aggregate of 13,550,638 shares outstanding, as reported in the issuer's most recent proxy statement.

CUSIP NO.  461190100

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Wolfgang Traber

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b)
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON
WITH:

7    SOLE VOTING POWER

     --

8    SHARED VOTING POWER

     2,753,923 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     --

10   SHARED DISPOSITIVE POWER

     2,753,923 (see footnote 1)

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING
     PERSON

     2,753,923 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     -----

13   PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

     20.3% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     IN

---------------
(1)  Represents shares beneficially owned by Hanseatic
     Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 13,550,638 shares outstanding, as reported in the issuer's most recent proxy statement.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 1 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated January 19, 1993 (the "Initial Statement on Schedule 13D"), filed jointly by Hanseatic Corporation ("Hanseatic") and Wolfgang Traber (the "Stockholder"); and, pursuant to Reg. Section 232.101(a)(2)(ii), this Amendment No. 1 restates in its entirety the text of the Initial Statement on Schedule 13D previously filed in paper format, as hereby amended. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.


Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of the common stock, without par value (the "Common Stock"), of Intrenet, Inc., an Indiana corporation (the "Corporation"). The principal executive offices of the Corporation are located at 400 TechneCenter Drive, Suite 200, Milford, Ohio 45150.


Item 2.   Identity and Background.
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1), by Hanseatic and by the Stockholder, who holds in excess of a majority of the shares of capital stock of Hanseatic. Hanseatic, whose principal business is investing, has its principal business and offices at 450 Park Avenue, Suite 2302, New York, New York 10022. The names, citizenship,business or residence address and principal occupation of the Stockholder and of each executive officer and director of Hanseatic is set forth in Annex 1 attached hereto, which information is incorporated herein by reference. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

     During the last five years, neither Hanseatic nor the Stockholder, nor to the best of the knowledge of Hanseatic, any executive officer, director or controlling person of Hanseatic identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The funds, in the aggregate amount of $4,000,800, used by Hanseatic in purchasing the 1,333,600 shares (the "1993 Shares") of Common Stock, and the 7% Convertible Subordinated Debenture (the "Hanseatic Debenture"), acquired on January 19, 1993 were provided by certain clients of Hanseatic for whom Hanseatic invests on a discretionary basis. On March 31, 1995, the Hanseatic Debenture (in the aggregate principal amount of $2,000,400) was converted into an aggregate of 1,212,363 shares of Common Stock. In addition, effective January 1, 1996, a participating interest in an aggregate of 2,753,923 shares of Common Stock theretofore beneficially owned, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Hanseatic were contributed to Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic.

Item 4.   Purpose of Transaction.
          ----------------------

     On December 2, 1997, Fernando Montero, in connection with his resignation as President of Hanseatic, resigned as a director of the Corporation. Accordingly, Hanseatic holds all securities of the Corporation which it presently owns as an investment in the per-formance of the Corporation, seeking appreciation thereof through the efforts of current management of the Corporation.

     Hanseatic intends to continue to review its investment in the Corporation and to discuss with management the Corporation's strategies, goals and operations, and Hanseatic may in the future change its present course of action with a view towards influencing the strategic goals and operations of the Corporation, and may acquire additional shares of Common Stock. On the other hand, Hanseatic may determine to dispose of all or a portion of the Common Stock which it now owns or may hereafter acquire, in open market brokerage transactions in the over-the-counter market or through other means. Hanseatic has not made any determination with respect to any such course of action, and has not formulated any arrangements or understandings or entered into any commitments with respect thereto. In reaching any conclusions as to the foregoing, Hanseatic will take into account various factors, including the Corporation's business and prospects, general economic conditions and money and stock market conditions.

     Pursuant to Rule 13d-4, any statements by the Stockholder herein shall not be construed as an admission that the Stockholder is, for purposes of Section 13(d) or 13(g) of the Exchange Act the beneficial owner of any securities of the Corporation. The Stockholder does not intend to exercise any power to vote or to direct the vote, or to dispose or to direct the disposition of any securities of the Corporation that he may be deemed beneficially to own except as determined by management of Hanseatic.

     Except as stated in response to this Item 4, neither
Hanseatic nor the Stockholder have any plans or proposals which relate to or would result in any other action specified in clauses
(a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) As of April 20, 1998, Hanseatic beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 2,753,923 shares of Common Stock, constituting, to the best of the knowledge of Hanseatic, 20.3% of the issued and outstanding shares of Common Stock. The foregoing calculation is based upon an aggregate of 13,550,638 shares of Common Stock outstanding, as reported in the Corporation's most recent proxy statement.

     The Stockholder holds in excess of a majority of the shares of capital stock of Hanseatic and, accordingly, may be deemed beneficially to own the securities of the Corporation held by Hanseatic. As disclosed by such persons to Hanseatic, none of the executive officers or directors of Hanseatic set forth on Annex 1 to the Amended Statement on Schedule 13D beneficially own any shares of the Common Stock.

     (b) All of the shares stated above as beneficially owned by Hanseatic are held by Hanseatic with sole power to vote or to direct the vote thereof, and with sole power to dispose or to direct the disposition thereof. All securities of the Corporation that may be deemed to be beneficially owned by the Stockholder are held with shared power to vote or to direct the vote thereof, and with shared power to dispose or to direct the disposition thereof, with Hanseatic.

     (c)  Not applicable.

     (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,753,923 shares of Common Stock, constituting approximately 20.3% of the outstanding Common Stock, is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic.

     (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the
               Corporation.
               ---------------------------------------------------

     The Investment Agreement dated January 15, 1993 (the
"Investment Agreement") between the Corporation and Hanseatic prohibits the transfer of the 1993 Shares except in compliance with the Securities Act of 1933, as amended. A copy of the Investment Agreement is annexed to this statement as Exhibit B and by this reference incorporated in its entirety in response to this item.

     Except for the Investment Agreement, neither Hanseatic nor the Stockholder, nor, to the best of the knowledge of Hanseatic, any of the executive officers or directors listed in Annex 1, is a party to any contract, arrangement, understanding or relationship (legal or otherwise), with continuing effect, with any person with respect to any securities of the Corporation, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profit or loss, or the giving or withholding of proxies.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     Exhibit A -    Agreement pursuant to Rule 13d-1(f)(iii)

     Exhibit B -    Investment Agreement dated January 15, 1993
                    between Intrenet, Inc. and Hanseatic
                    Corporation.*




--------------
* Previously filed in paper format.

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 1998              HANSEATIC CORPORATION



                                   By s/Paul A. Biddelman
                                     -----------------------------
                                     Paul A. Biddelman, President


Dated: April 20, 1998              s/Wolfgang Traber
                                   -------------------------------
                                   Wolfgang Traber

                                                       Annex 1
                                                       Principal
Name and                                               Occupation,
Business or                            Relationship    Employer and
Residence                              to Hanseatic    Address of
  Address                Citizenship   Corporation       Employer
-----------              -----------   ------------    -----------
Gustav zu                Germany        Director       Managing Director
  Salm-Horstmar                                        DHW Limited
DHW Limited                                            Brettenham House
Brettenham House                                       5 Lancaster Place
5 Lancaster Place                                      London, WC2E 7EN
London, WC2E 7EN                                       England
England

Constantin R. Boden      United States  Director       Principal
Boden Partners LLC                                     Boden Partners LLC
450 Park Avenue                                        450 Park Avenue
New York, NY  10022                                    New York, NY  10022

Paul A. Biddelman        United States  President      President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Benjamin Schliemann      Germany        Vice President Vice President
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY 10022                                     New York, NY 10022

Mary Burkett             United States  Treasurer      Treasurer
Hanseatic Corporation                                  Hanseatic Corporation
450 Park Avenue                                        450 Park Avenue
Suite 2302                                             Suite 2302
New York, NY  10022                                    New York, NY  10022


                             INDEX TO EXHIBITS



     Exhibit A -    Agreement pursuant to Rule 13d-
                    1(f)(iii)

     Exhibit B -    Investment Agreement dated January
                    15, 1993 between Intrenet, Inc. and
                    Hanseatic Corporation.*




--------------
* Previously filed in paper format.